Balance Sheet				DRAFT

000s

Current Assets		31-Dec-16		31-Dec-17
Cash		3,595		59,144
A/R		8,268		22,460
Inventories		-		-
Prepaid Expenses		-		-
Other Current		-		-
Total	$	**11,863**	$	**81,604**
PP&E, Net		2,207		2,207
Intangibles		-		-
Other Non-Current		-		-
Total Assets	$	**14,071**	$	**83,811**
Liabilities & SE				
Current Liabilities				
A/P		-		-
Accrued Liabilities		35,831		37,040
ST Debt		-		-
Deferred Revenue		-		-
Other		-		-
Total Current Liabilities	$	**35,831**	$	**37,040**
Convertible Debt		181,500		166,500
Convertible Debt WF		-		84,298
Other Long Term		-		-
Total Liabilities	$	**217,331**	$	**287,837**
Shareholders' Deficit				
Common Stock		-		25,000
Opening Balance Equity		(2,138)		(2,138)
Retained Earnings		(129,453)		(201,122)
Net Income		(71,669)		(25,766)
Total Shareholders' Equity (Deficit)		**(203,260)**		**(204,026)**
Total Liabilities & SE	$	**14,071**	$	**83,811**
		CHECK		CHECK